SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                           NEW YORK HEALTH CARE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    649487105
                                 (CUSIP Number)

                                   Jerry Braun
                              929 East 28th Street
                               Brooklyn, NY 11210
                                 (718) 375-6700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                             William J. Davis, Esq.
                             Scheichet & Davis, P.C.
                           505 Park Avenue, 20th Floor
                               New York, NY 10022
                                 (212) 688-3200

                                 April 23, 1999
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 649487105
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS:  Jerry Braun                            ###-##-####
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

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     4   SOURCE OF FUNDS (SEE INSTRUCTIONS)               AF
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             New York
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             1,204,248 (see Item 5)
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           NONE
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        1,204,248 (see Item 5)
    REPORTING         ----------------------------------------------------------
  PERSON   WITH        10   SHARED DISPOSITIVE POWER      NONE
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            1,204,248 (see Item 5)
--------------------------------------------------------------------------------


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

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                           29.13% (see Item 5)
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)      IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") of New York Health Care, Inc., a New York corporation (the "Issuer") which is issuable upon the exercise of both incentive and non-qualified stock options of the Issuer which were awarded to the Reporting Person. The Issuer's principal executive offices are located at 1850 McDonald Avenue, Brooklyn, NY 11223.

Item 2.  Identity and Background.

      (a) - (b) The person filing this Schedule is Jerry Braun, an individual (the "Reporting Person"). The Reporting Person's home address is 929 East 28th Street, Brooklyn, NY 11210.

      (c) The Reporting Person's principal employment is as president, chief executive officer and a director of the Issuer, at 1850 McDonald Avenue, Brooklyn, NY 11223.

      (d) - (e) At no time during the last five years was the Reporting Person convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of funds or Other Consideration.

      The Reporting Person was awarded two stock options by the Issuer on December 23, 1998; an incentive stock option with a five-year term exercisable no sooner than six months after the date of issue for a total of 35,000 shares of the Issuer's Common Stock at a price of $1.0318 per share (fair market value on the date of issue plus 10%), and a non-qualified stock option with a ten-year term exercisable no sooner than six months after the date of issue for 35,000 shares of Common Stock at an exercise price of $.938 (fair market value on the date of issue). These stock options were issued to the Reporting Person as an incentive award without requiring him to pay any consideration to the


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

Issuer. If and when the Reporting Person exercises either stock option, the source of the exercise price consideration to be paid by the Reporting Person will consist of either a "cashless exercise," in which the Reporting Person will surrender a sufficient number of shares of Common Stock to the Issuer to equal the exercise price or, if a cash exercise, will consist of cash from the Reporting Person's personal resources. The earliest date that the Reporting Person may exercise any portion of the stock options described herein is June 23, 1999.

Item 4.  Purpose of Transaction.

      The Reporting Person acquired beneficial ownership of the Issuer's Common Stock by reason of having acquired both an incentive stock option for 35,000 shares of Common Stock and a non-qualified stock option for 35,000 shares of Common Stock, each of which are for the purpose of investment.

      Except as set forth above, the Reporting Person has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a) The Reporting Person becomes the beneficial owner of 1,204,248 shares of the Issuer's $.01 par value Common Stock, which represents 29.13% of the issued and outstanding shares of the Issuer's Common Stock as of March 31, 1999. Of the 1,204,248 shares of the Issuer's Common Stock beneficially owned by the Reporting Person, 820,498 shares are owned directly, 273,750 shares are available for acquisition pursuant to stock options owned by the Reporting Person and 180,000 shares are available for acquisition pursuant to the terms of the Issuer's Class A Convertible Preferred Stock owned by the Issuer.

      (b) The Reporting Person has the sole power to vote or direct the disposition of up to 1,204,248 shares of the Issuer's Common Stock.


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

      (c) No transactions in common stock were effected by the Reporting Person during the past 60 days or since the most recent filing on Schedule 13D.

      (d) No person other than the Reporting Person herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 1999

                                                    /s/ Jerry Braun
                                                    ---------------
                                                       Jerry Braun


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